Contact

www.linkedin.com/in/jacob-csizmadia-8389998 (LinkedIn)
www.ceramicspeed.com (Company)

Top Skills

Start-ups
Entrepreneurship
Business Strategy

Jacob Csizmadia

CEO at CeramicSpeed
Middle Jutland, Denmark

Experience

CeramicSpeed

Managing Director
April 2004 - Present (19 years 5 months)

SKF Group

Product and business development
1999 - 2004 (5 years)